HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

July 27, 2012

Ms. Cicely LaMothe, Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Real Estate and Business Services
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

VIA: EDGAR

RE:	Healthcare Realty Trust Incorporated Form 10-K for the year ended December 31, 2011 Filed February 22, 2012 File No. 001-11852
Dear Ms. LaMothe:
This letter is offered in response to the letter, dated July 13, 2012, from the staff of the Division of Corporation Finance (the “Staff”) to Healthcare Realty Trust Incorporated (the “Company”) regarding the above referenced filing.

The Company’s responses to the Staff’s comments follow:

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27
Comment No. 1: “We have considered your response to our prior comment 1 and your statement that you will include same store NOI disclosures beginning in your Form 10-K for the year ended December 31, 2012. To the extent you are preparing this information for your quarterly supplemental reporting packages, please also include this information in your next Form 10-Q.”

Response: Beginning with our Form 10-Q for the quarter ended June 30, 2012, the Company will provide same store NOI disclosures and analyses, as well as a reconciliation of same store NOI.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 51
Comment No. 2: “We have considered your response to our prior comment 2. Given that straight-line rent does not appear to be a separate rental stream from other rental income, we remain unclear how you determined it would be appropriate to present straight-line rent as a separate line item on your consolidated statements of operations solely based on the non-cash nature. Please tell us the specific guidance you are relying on to present straight-line rent as a separate line item or revise your presentation in future filings appropriately."

Response: Management believes that neither current accounting principles generally accepted in the United States of America nor the rules and regulations of the SEC expressly require or prohibit separate presentation of straight-line rent revenue from rental revenue. The Company's separate presentation of straight-line rental income is the result of an exercise of management's judgment in the preparation of the Company's consolidated financial statements and related disclosures intended to make the

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HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

financial statements more relevant and useful to all users. It is our understanding that registrants have a duty to make such judgments and disclosures when we believe such presentation is necessary to an understanding of the Company's financial condition, changes in financial condition, and results of operations.

The Company has presented straight-line rent as a separate component of revenue in its consolidated statements of operations since 1999. In late 1998, the Company acquired a portfolio of assets with leases in place that required the straight-lining of revenue. Management, exercising judgment based upon our knowledge of the business and the industry in which it operates, determined that separate presentation of straight-line rent was relevant to the users of the consolidated financial statements. At that time, before the National Association of Real Estate Investment Trusts promulgated a definition of Funds from Operations (“FFO”), registrants were adjusting operating results for straight-line rent. Though it is no longer an adjustment to FFO, management routinely receives inquiries from users specifically regarding this line item and changes therein, demonstrating its ongoing importance to analysts and other investors for their understanding of the Company's operations.

The Staff's July 13, 2012 letter stated that “straight-line rent does not appear to be a separate revenue stream from other rental income.” We agree that straight-line rent is the product of the same underlying lease agreements. However, straight-line rent is a separate revenue stream because it is the function of an accounting convention, is not immediately cash rent that contributes to cash flows from operations, nor does it cover dividends. That difference can create a divergence in a user's understanding of the business and the nature of and trends in the Company's leasing operations if not separately presented. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings and believes the aggregation of straight-line rent with the other rental revenue line items would provide less disclosure of information that users of the financial statements deem relevant and useful and would obfuscate a qualitative and quantitative understanding of this non-cash portion of revenue in an industry that is keenly interested in cash flows.

In connection with responding to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to further discuss your comments and our responses thereto, please feel free to call me at (615) 269-8175.

Sincerely,
/s/ Scott W. Holmes
Scott W. Holmes
Executive Vice President and Chief Financial Officer

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